

Mail Stop 3561

May 23, 2011

Via U.S. Mail

Mr. Kexuan Yao, Chief Executive Officer
China Armco Metals, Inc.
One Waters Park Drive, Suite 98
San Mateo, California 94403

> **Re:** **China Armco Metals, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 001-34631**

Dear Mr. Yao:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Linda Cvrkel
Branch Chief